Trading Symbols (TSX-V: LM; OTC BB: LMDCF)

151 Bloor St West Suite 703 Toronto, Ontario Canada M5S 1S4 Tel : 416.927.7000 Fax : 416.927.1222	Jianwai SOHO, Building 17, Suite 601 39 East Third Ring Road Dong San Huan Zhong Lu Beijing 100022 China Tel: 86.10.5160.0152 Fax: 86.10.5160.1801

www.lingomedia.com

Lingo Media Corporation

Form 51 – 102 F1

Management Discussion & Analysis

For the Year Ended December 31, 2010

April 29, 2011

MANAGEMENT DISCUSSION & ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2010

The following Management Discussion & Analysis ("MD&A") of Lingo Media Corporation’s (the "Company" or "Lingo Media") financial condition and results of operations, prepared as of April 29, 2011, should be read in conjunction with the Company's audited consolidated financial statements and accompanying notes for the years ended December 31, 2010 and 2009, which have been prepared in accordance with Canadian generally accepted accounting principles.  All dollar amounts are in Canadian dollars unless stated otherwise.

Our MD&A is intended to enable readers to gain an understanding of Lingo Media’s current results and financial position.  To do so, we provide information and analysis comparing the results of operations and financial position for the current year to those of the preceding comparable year.  We also provide analysis and commentary that we believe is required to assess the Company's future prospects.

Cautions Regarding Forward-Looking Statements

This MD&A contains certain forward-looking statements, which reflect management’s expectations regarding the Company’s results of operations, performance, growth, and business prospects and opportunities.

Statements about the Company’s future plans and intentions, results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements.  Wherever possible, words such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," or "potential" or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements.  These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions.  Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements.  These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements.  Although the forward-looking statements contained in this MD&A are based upon what Management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements.  These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.  Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates and technology changes. More detailed assessment of the risks that could cause actual results to materially differ than current expectations is contained in the "Quantitative and Qualitative Disclosures of Market Risk" section of this MD&A.

Summary Description of Lingo Media

Lingo Media is a diversified online and print-based education products and services company focused on English language learning ("ELL") on an international scale through its four distinct business units.  ELL Technologies Limited (“ELL Technologies”) is a globally-established ELL multi-media and online training company offering institutional, corporate, and retail solutions.  Parlo Corporation (“Parlo”) is a fee-based online ELL training and assessment service.  Speak2Me Inc. (“Speak2Me”) is a free-to-consumer advertising-based online ELL service in China, and Lingo Learning Inc. (“Lingo Learning”) is a print-based publisher of ELL programs in China.

As of December 31, 2010, the Company operated three distinct business segments as follows:

Social Learning

The Company provides online English language learning and training services that are offered across a number of verticals.

Through its free-to-consumer www.speak2me.cn website, the Company operates one of the leading online English language learning community in China that includes a unique social-networking infrastructure. This website incorporates its proven pedagogy with fun, interactive lesson modules to address the rapidly growing need for spoken English in China and abroad. Speak2Me's platform uses speech recognition technology to teach spoken English online through more than 350 targeted lessons that engage users in interactive conversations with a virtual instructor. The www.speak2me.cn website generates its revenue from traditional digital advertising, as well as, its patent-pending Conversational Advertising™ platform. Conversational Advertising™ allows an advertiser to embed its brand and message inside a lesson that engages a user for 2-3 minutes. Speak2Me has developed an application that can be implemented in leading social networking sites by integrating Conversational Advertising™ as part of the App. In addition, Speak2Me earns royalty income from its local distributor through the selling of its stand-alone English language learning CD-ROM products in China.

English Language Learning Training

To further leverage its lesson library and technology platform, the Company has expanded its online offerings to include fee-based training solutions for corporations, governments, educational institutions, and consumers.  This fee-based training service is available under the brand Parlo at www.parlo.com.  In April 2010, Lingo Media introduced an off-the-shelf product called Parlo Business English that incorporates a reporting platform in the form of a Learning Management System for HR administrators. Parlo also offers customized solutions to tailor to clients’ needs.  Parlo rebranded the original Parlo website as a consumer website that targets individual consumers internationally through a subscription model. Parlo will earn its revenues from seat licenses and subscription fees.

In May 2010, The Company acquired ELL Technologies which offers over 1,700 hours of interactive learning through a number of product offerings that include Q English, Q Business, Q Kids, and Q Traveler. ELL Technologies Limited sells in over 11 countries through a network of distributors and earns its revenues from licensing and subscription fees.

Print-Based English Language Learning

The Company continues to maintain its legacy business through its subsidiary Lingo Learning, a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of 300 million students.  To date, it has co-published more than 385 million units from its library of more than 340 program titles in China.

Discontinued Operations

In Canada, Lingo Media through its 70.33% subsidiary A+ Child Development (Canada) Ltd. ("A+") distributed early childhood cognitive development programs.  In December 2008, A+ filed a Notice of Intent to Make a Proposal under the Bankruptcy and Insolvency Act (“Proposal”) which was later approved by A+’s creditors in March 2009 and by the Superior Court of Justice in April 2009 who issued a Certificate of Full Performance of Proposal.   A+ is currently inactive and its operating results are disclosed under discontinued operations.

Recent Developments

On November 24, 2010, the Company announced that ELL Technologies had signed a distribution with La Mark Vision Ltd. (“La Mark”), a mobile learning and training company. The first contract under this agreement has been signed with Brazil’s largest mobile phone service provider.  La Mark will market ELL Technologies’ online subscription-based English courses under the brand Kantoo. The mobile carrier will offer these products on multiple channels including its data products and accessories, on its website, and online campaigns in Brazil.

On December 23, 2010, the Company announced that ELL Technologies had entered into a distribution agreement with China Distance Education Holdings Limited (NYSE: DL) (“CDEL”), a leading provider of online education in China focusing on professional education.  CDEL will market and sell ELL Technologies’ suite of products on its e-learning platforms in China. CDEL’s students will be able to subscribe to ELL Technologies’ online training products, which are sold and marketed under the Q Group brand. CDEL’s students will therefore have the opportunity to improve their English using courses such as English for Kids, Spoken English, Business English, Travel English, and TOEFL English.

On February 23, 2011, Lingo Media announced that ELL Technologies and its Colombian distributor, Corporate Education Solutions (“CES”), had signed a contract with Escuela Superior de Administracion Publica (“ESAP”), a public administration college. ESAP provides high quality education through the use of research and technology through its 15 regional offices. Under the contract, ESAP has purchased the basic, intermediate and advanced levels of Q English courses and the Winnie and Freddie Q Kids products.

On March 4, 2011, the Company closed a non-brokered private placement financing of 2,500,000 units (each a "Unit") at $0.60 per Unit and an over-allotment of 1,158,668 Units for gross proceeds of $2,195,200 (the "Financing").
Each Unit is comprised of one common share (each a "Common Share") in the capital of the Company and one non-transferable common share purchase warrant (each a "Warrant"). Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.75 per share until September 4, 2012. The Warrants are callable, at the option of Lingo Media, after July 5, 2011 in the event its Common Shares trade at or over $1.20 per share for 10 consecutive trading days. The number of Common Shares issuable pursuant to the Financing, if all Warrants are exercised, is 7,317,336 Common Shares for gross proceeds of $4,939,201.

In connection with the Financing, the Company agreed to pay a 7% finder's fee payable in cash (the "Cash Finder's Fee") or Units (the "Finder's Units") to eligible persons (the "Finders"), along with finder's warrants ("Finder's Warrants") equal to 6% of the Units placed by the Finder in the Financing. Each Finder Unit entitles the holder to one Common Share and one Warrant. Each Finder's Warrant entitles the holder to acquire one Common Share of Lingo at $0.60 until September 4, 2012. On closing, the Company issued 23,333 Finder's Units, 151,620 Finder's Warrants and paid a $92,135 Cash Finder's Fee to the Finders.  The securities issued pursuant to the Financing will all be subject to a 4 month regulatory hold period commencing from the date of closing.

Revenue Recognition Policy

The Company earns advertising revenue through Speak2Me, a free-to-consumer advertising-based online ELL service focused on interactive English language learning in China.  Speak2Me develops targeted Conversational Advertising™ lessons which are available to users of www.speak2me.cn free of charge.  Revenues earned from Conversational Advertising™ are recognized as these lessons are featured on www.speak2me.cn and when collectability is reasonably assured.  Speak2Me has English language learning CD-ROM products which generate royalty revenue from its Shanghai-based distributor.  Revenue is recognized upon the confirmation of sales from the distributor and when collectability is reasonably assured.

Parlo earns training revenue by developing and hosting online English language learning solutions for its customers, both off the shelf and customized solutions.  Revenue is recognized equally over the term of the agreement upon the lessons becoming accessible by the customer and when collectability is reasonably assured.

ELL earns training revenue through sales of its Q group products.  Revenue is recognized upon delivery of the training courses to the end client through the distributor.

Lingo Learning earns royalty revenues from its key customer, People’s Education Press (“PEP”), who is the Chinese Government’s State Ministry of Education’s publishing arm, on the following basis:

•	Finished Product Sales – PEP prints and sells Lingo Media’s ELL programs to provincial distributors in China; and

•	Licensing Sales – PEP licenses Lingo Media’s ELL programs to provincial publishers who then print and sell the programs to provincial distributors in China.

Lingo Media earns a significantly higher royalty rate from Finished Product Sales compared to Licensing Sales.

In accordance with the co-publishing agreement between PEP and Lingo Media, PEP pays to Lingo Media a royalty on print runs of textbooks and supplemental products called Finished Product Sales and PEP pays to Lingo Media a percentage of their royalties earned on actual revenues called Licensing Sales.  PEP provides Lingo Media with print run reconciliations on a semi-annual basis, as their reporting systems are unable to provide quarterly sales information.  Revenue is recognized upon the confirmation of such sales and when collectability is reasonably assured.

Royalty revenues from PEP’s audiovisual-based products are recognized upon the confirmation of sales, and when collectability is reasonably assured.  Royalty revenues are not subject to right of return or product warranties. Revenues from the sale of products are recognized upon delivery and when the risk of ownership is transferred and collectibles are reasonably assured.

Overall Performance

Online English Language Learning

Speak2Me continues to provide sponsored Conversational Advertising™ lessons on www.speak2me.cn.  In 2010, the website featured lessons for Mercedes Benz Smart Fortwo’s advertising campaign from the second contract.  Each lesson was available on the Speak2Me platform for a one month period and as of December 31, 2010, all twelve contracted lessons have been featured.  At the end of 2010, Mercedes Benz signed a third contract with Speak2Me to feature a further six lessons.  Revenue earned from Conversational Advertising™ for the year ended December 31, 2010 was $96,825 compared to $201,693 for December 31, 2009.

Speak2Me has suites of English language learning CD-ROM product that are being distributed in China, Speak2Me earns royalty revenue from its distributor.  Revenue recognized for the year ended December 31, 2010 was $ 85,215 compared to $159,999 for December 31, 2009.

ELL Technologies earned revenue from its Q Group of products of $673,303 or the period ended December 31, 2010, in its year of acquisition, compared to $nil for the same period in 2009.

Print-Based English Language Learning

Lingo Media earned royalty revenue of $1,127,803 for the year ended December 31, 2010 compared to $1,095,994 for 2009.  This increase is a result of additional royalties generated through licensing sales from provincial distributors as a result of Lingo Media and PEP’s local marketing and teacher training initiatives. With more than 385 million copies of co-published units to date Lingo Media continues to maintain its dominant market position in the primary level English language learning school publishing market in China.  PEP, continues to represent a significant portion of Lingo Media’s overall revenues and Lingo Media's management team in China is focused on maintaining and further strengthening this relationship through product revisions and updated editions of its existing titles.

According to the Company’s current practice of recording revenues from PEP, Lingo Media does not recognize revenues from its print-based English language learning business in Q1 and Q3.  Revenues from PEP for the year ended December 31, 2010 were $1,127,803 compared to $1,095,994 for fiscal 2009, and $967,908 for fiscal 2008.

Canada

Discontinued Operations

In Canada, Lingo Media earned revenues through A+, its 70.33% owned subsidiary acquired in 2006.  A+ derived revenue from the publishing and distribution of educational materials aimed at the early childhood market.  On December 23, 2008, A+ made the decision to restructure its operations and filed a Proposal.

All comparative figures have been adjusted to exclude results of the discontinued operations.

Lingo Media had a one-time gain of $367,293 in the first quarter of 2009 from the write-down of trade payables resulting from the approval of the Proposal by A+ creditors.  There were no additional expenses associated with discontinued operations subsequent to the first quarter of 2009.

Market Trends and Business Uncertainties

Lingo Media believes that the trends in English language learning in China are strong and continue to grow.  The State Ministry of Education in China (MOE) is expanding its mandate for the teaching of English to students, young professionals and adults. Although the outlook for learning English in China remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

General Financial Condition

Financial Highlights

As at December 31, 2010 Lingo Media had working capital of ($1,856,107) compared to working capital of $116,821 as at December 31, 2009 and working capital of $1,795,838 for the period ended December 31, 2008.  Loss from continuing operations for the year ended December 31, 2010 was ($4,107,439) compared to ($2,959,145) for the year ended December 31, 2009 and ($2,311,475) for the year ended December 31, 2008. Gain from discontinued operations for the year ended December 31, 2010 was $nil compared to $367,293 for the year ended December 31, 2009 and a loss from discontinued operations of ($1,571,369) for the year ended December 31, 2008. Net loss for the year ended December 31, 2010 was ($4,107,439) compared to net loss of ($2,591,852) for the year ended December 31, 2009 and ($3,882,843) for the year ended December 31, 2008.

	2010	2009	2008
Revenue
Print-Based English Language Learning	1,127,803	1,095,994	969,128
Online English Language Learning	857,350	370,702	-
Net Loss from Continuing Operations	(3,679,127)	(2,959,145)	(2,311,475)
Loss per Share, Basic and Diluted: Continuing Operations	($0.28)	($0.24)	($0.22)
Net Gain/(Loss) from Discontinued Operations	-	367,293	(1,571,369)
Net Loss	(3,679,127)	(2,591,852)	(3,882,843)
Loss per Share, Basic and Diluted: Net Loss	($0.28)	($0.26)	($0.37)
Total Assets	5,700,522	5,703,152	8,526,792
Long Term Debt	763,729	564,997	564,997
Working Capital /	(1,965,109)	116,821	1,795,838
Cash (Used) - Continuing Operations	(1,241,728)	(808,004)	(1,150,318)

The Company received Canadian government grants to subsidize certain expenses.  During 2010, Lingo Media received $85,648 (2009 – $95,759, 2008 - $110,430) in government support, relating to its publishing projects in China.  During 2008, Lingo Media was audited by a government grant agency and was assessed with a repayment amount of $115,075.  The Company believes this claim is unjust and is vigorously disputing the assessment.  At the end of the year, a provision of $90,000 has been recorded in general and administrative expense as an estimate of repayment.

The Company had cash on hand as at December 31, 2010 of $230,906 (2008 - $201,451, 2007 - $2,279,937) and continues to rely on its revenues from its recurring royalty stream, its online English language learning services from China, and future equity and/or debt financings to fund its operations.

Discontinued Operations

On December 23, 2008, the Company made the decision to restructure A+'s operations and A+ filed a Proposal. After an extensive strategic evaluation, Lingo Media decided to focus its resources on the expansion of its English language learning businesses through its subsidiaries, Lingo Learning and Speak2Me. On March 27, 2009, the Proposal was accepted by A+'s creditors. Subsequently on April 23, 2009, the Proposal was approved by the Superior Court of Justice.

Lingo Media had a one-time gain of $368,615 in the first quarter of March 2009 from the write-down of trade payables resulting from the approval of the Proposal by A+ creditor.  Contributions were made by the Company according to the pre-determined schedule of the Proposal.  During 2009, the Company contributed $280,750 toward the Proposal and received a Certificate of Full Performance of Proposal.
Results of Operations

Revenue and Margin

Lingo Media earned print-based English language learning revenues in China as follows:

	2010	2009	2008
Revenue	$1,127,803	$1,095,994	$969,128
Cost of sales	42,072	74,565	126,329
Margin	$1,085,731	$1,021,429	$842,799
Margin (%)	96%	93%	87%

Revenues from China for the year ended December 31, 2010 are $1,127,803 compared to $1,095,994 for fiscal 2009, and $969,128 for fiscal 2008. Direct costs associated to revenue from PEP are kept to a minimum and has been consistent throughout the years. The Company continues to maintain its relationship with PEP and is investing in the development of new programs to maintain and increase its royalty revenues.

Publishing revenue from China for the year ended December 31, 2010 increased by 2.8% compared to fiscal 2009.  This increase is mainly attributed to the increased royalty through licensing sales to local publishers rather than direct sales made by PEP.  Since the State Ministry of Education has mandated the increase of licensing sales vs. direct sales to local publishers, PEP had increased its licensing sales revenues.  The Company expects this trend to continue but it does not have any control over PEP’s attempt to enter into licensing sales vs. direct sales with additional local publishers.

In 2010, Lingo Media started earning advertising and sponsorship revenue, as well as training revenue.  Its results are as follows:

	2010	2009	2008
Revenue	$857,350	$370,702	Nil
Cost of sales	75,869	70,429	Nil
Margin	$781,481	$300,273	Nil
Margin (%)	91%	81%	Nil

Lingo Media revenue from the sale of early childhood development program through its 70.33% owned subsidiary, A+ and results from operations are as follows:

	2010	2009	2008
Revenue	Nil	Nil	$2,575,559
Cost of sales	Nil	Nil	581,555
Margin	Nil	Nil	$1,994,004
Margin (%)			77%

As part of its restructuring, A+ discontinued its operations in Canada and these revenues and related expenses are reported as discontinued operations.

Selling, General and Administrative

Selling, general and administrative expenses increased to $2,927,815 for the year ended December 31, 2010 compare to $2,231,971 for fiscal year 2009 and $2,127,726 for fiscal year 2008.  This increase was largely due to the expanded operations of Online English language learning services.  As the product development process advanced, the Company began to establish a sales team in China.   Selling, general and administrative expenses for the two segments are segregated below:

Online English Language Learning

As Speak2Me launched their products, selling general and administrative expenses directly related to online English language learning increased to $1,344,291 for the fiscal year 2010 compared to $556,284 for fiscal year 2009 and $490,160 for fiscal year 2008.  Expenditures in areas such as sales and marketing, consulting fees and salaries began to increase as the Company transitioned from a product development focus to a focus on sales.  Selling general and administrative expenses directly related to online English language learning are as follows:

Online ELL	2010	2009	2008
Sales and marketing	$895,220	$273,675	$39,737
Consulting fees and salaries	148,278	101,115	234,357
Travel	36,803	39,126	45,844
Reserve for doubtful accounts	92,049	-	-
Administration	52,545	60,583	82,453
Premises	71,034	26,100	25,467
Professional fees	33,890	50,106	51,111
Foreign exchange	14,472	5,579	11,190
	$1,344,291	$556,284	$490,160

Print-Based English Language Learning

Selling general and administrative expenses for fiscal year 2010 was $1,583,524 compared to $1,678,089 in fiscal year 2009 and $1,637,567 for fiscal year 2008.  Consulting fees for the publishing segment consists of contracted writers and editors to update and make revisions to its existing print and audio-based product components to maintain and secure additional sales from its customers.  It also includes personnel expenses on the development of new business within China.  Currently, overhead including salaries and executive compensation from the corporate head office are combined as part of the expenses in the print-based publishing business.  The overall activity level within the Company has increased significantly, leading to additional spending on public relations, legal fees, and higher audit fees. Below is the breakdown of the print-based ELL general and administration fees:

Print-Based ELL	2010	2009	2008
Advertising and promotion	$-	$-	$-
Consulting fees and salaries	991,225	981,204	953,541
Travel	112,322	144,750	72,483
Administration	130,654	123,209	172,083
Premises	97,208	47,451	91,113
Foreign exchange	(9,709)	150,351	149,033
Shareholder services	134,768	135,288	54,877
Professional fees	212,704	191,595	209,866
	1,669,172	1,773,848	1,702,997
Grants	(85,648)	(95,759)	(65,430)
	$1,583,524	$1,678,089	$1,637,567

For 2009 and 2008, selling, general and administrative expenses related to A+ have been reallocated and reported as discontinued operations.

Government Grants

Lingo Media makes applications to the Canadian government for various types of grants to support its publishing and international marketing activities. Each year, the amount of any grant may vary depending on certain eligibility criteria (including prior year revenues) and the monies available to the pool of eligible candidates.

These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant. During the year, the Company recorded $85,648 of such grants.  Certain government grants are repayable in the event the Company's annual net income for each of the previous two years exceeds 15% of revenue and at such time a liability would be recorded. During the year, the conditions for the repayment of government grants were not met and no liability was recorded.

During 2008, Lingo Media was audited by a government grant agency and was assessed with a repayment of $115,075.  The Company believes this claim is unjust and is vigorously disputing the assessment.  At the end of the year, a provision of $90,000 has been recorded in general and administrative expenses.  While the Company is in contact with the government agency, the dispute is ongoing and there are no further updates at this time.

While the Company will continue to apply for various government grants to fund its ongoing development and market expansion, there can be no assurance the Company will be successful in obtaining these grants in the future, that the Company will meet the eligibility requirements for the grants or that the programs will still be offered.

Foreign Exchange

Included in general and administrative expenses is a foreign exchange loss of approximately $24,181 as compared to a loss of approximately $158,546 in fiscal 2009, relating to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a significant portion of its revenue and expenses are denominated in US Dollars, New Taiwanese Dollars, European Euros, and Chinese Renminbi.

Discontinued Operations

On December 23, 2008, A+ filed a Notice of Intent to file a Proposal.  In 2009, the Company wrote-down the carrying value of A+, resulting in a gain of $367,293 (2008 - $1,571,369, 2007 - $292,848) to earnings, included in the write-down was $NIL (2008 - $274,852, 2007 - $NIL) in future income tax assets related to its A+ subsidiary. All comparative figures have been adjusted to exclude results from the discontinued operations.  The net assets of A+ were presented as assets and liabilities of the discontinued operations at their carrying value.

Net Loss from Continuing Operations

Net loss from continuing operations for the Company was $(3,679,127) for the year ended December 31, 2010 as compared to $(2,959,145) in 2009 and $(2,311,474) in 2008.  These losses can be attributed to the two operating segments as shown below:

	2010	2009	2008
Online ELL
Revenue	$857,350	$370,702	$-
Direct costs	75,869	70,429	-
Margin	781,481	300,273	-

Expenses:
General and administrative	1,344,291	556,284	490,160
Amortization of property and equipment	13,282	6,684	12,485
Amortization of software & web development	2,443,382	1,395,736	-
Income taxes and other taxes	(568,167)	12,852	-
	3,232,788	1,971,556	502,645

Segment loss – Online ELL	(2,451,307)	(1,671,283)	$ (502,645)

Print-Based ELL
Revenue	1,127,803	1,095,994	969,128
Direct costs	42,072	74,565	126,329
Margin	1,085,731	1,021,429	842,799

Expenses:
General and administrative	1,583,524	1,678,089	1,637,567
Inventory write-off	-	-	15,618
Development cost write-down	-	-	27,915
Amortization of property and equipment	799	1,357	3,236
Amortization of publishing development costs	15,211	87,346	128,478
Income taxes and other taxes	171,250	164,399	145,018
	1,770,784	1,931,191	1,957,832

Other:
Amortization of property and equipment	-	8,432	5,522
Interest and other financial expenses	473,470	10,564	95,544
Stock-based compensation	69,297	359,004	252,792
Deferred cost, investment write-off	-	-	339,939
	542,767	378,000	693,797

Segment loss – Print-Based ELL	(1,227,820)	(1,231,142)	(1,808,829)

Net loss from continuing operations	$(3,679,127)	$(2,959,145)	$(2,311,474)

During the year, the Company continued to invest in its product development and prepared for the launch of its fee-based online training and assessment service.  The majority of its expenses consist of selling, general and administrative expenses detailed in the selling, general and administrative section above.  The loss increased as a result of increased expenditures related to the operations and software and web development costs of the recently acquired ELL Technologies.

Print-Based English language learning has been operating with significant gross margin.  Its expenses include selling, general and administrative, amortization expenses and income taxes and other taxes.  The significant increase in general and administration is due to the increase in spending from the corporate office in respect to Speak2Me, Parlo, and ELL Technologies.  Currently, corporate overhead, salaries and executive compensation are included as part of print-based English language learning expense.

Stock-Based Compensation

The Company amortizes stock-based compensation with a corresponding increase to the contributed surplus account. During 2010, the Company recorded an expense of $69,297 compared to $359,004 during 2009. The increase in this expense is primarily due to additional stock option issued and vested in the year.

Deferred Costs, Investment Write-off

In June 2005, the Company signed a definitive Joint Venture Agreement (“JV Agreement”) with Sanlong Cultural Communication Co. Ltd. (“Sanlong”). The joint venture company was known as Hebei Jintu Education Book Co. Ltd. (“Jintu”). The Company has incurred and advanced a total of $339,939 to the joint venture. The Company intended to utilize the sales channel of Jintu to localize and distribute product of A+. Since A+ has filed a Proposal (Note 10), the Company has written-off its investment in the joint venture.

Net Loss

The Company reported a net loss of ($4,107,439) for the year ended December 31, 2010, as compared to a net loss of ($2,591,852) in 2009.   The loss for 2010 is comprised of the following:

	2010	2009	2008
Operating loss	$(3,679,127)	$(2,959,145)	$(2,311,474)
Gain/(Loss) from the operations of A+	-	367,293	(1,571,369)
Write off of goodwill from the acquisition of A+	-	-	(1,121,131)
Net Loss	$(3,679,127)	$(2,591,852)	$(3,882,843)

The Company recorded a tax recovery of $396,917 for the year ended December 31, 2010 compared to a tax expense of $179,751 in 2009.

Summary of Quarterly Results

	Q1-10	Q2-10	Q3-10	Q4-10

Revenue	$135,295	$559,437	$413,330	$877,091
Income (Loss) Before Taxes from Continuing Operations	(1,071,878)	(865,326)	(1,012,382)	(1,126,458)
Net Income (Loss) from Continuing Operations	(1,080,577)	(924,039)	(1,047,165)	(627,346)
Loss per Basic and Diluted Share - Continuing Operations	($0.09)	($0.07)	($0.08)	($0.04)
Loss from Discontinued Operations	-	-	-	-
Net Income / (Loss)	(1,080,577)	(924,039)	(1,047,165)	(627,346)
Net Income / (Loss) per Basic and Diluted Share	($0.09)	($0.07)	($0.08)	($0.04)

	Q1-09	Q2-09	Q3-09	Q4-09

Revenue	$55,320	$654,358	$183,624	$573,394
Income (Loss) Before Taxes from Continuing Operations	(455,135)	(604,573)	(1,035,515)	(873,922)
Net Income (Loss) from Continuing Operations	(455,135)	(691,389)	(1,050,338)	(873,922)
Loss per Basic and Diluted Share - Continuing Operations	($0.04)	($0.06)	($0.08)	($0.05)
Loss from Discontinued Operations	351,109	-	-	16,184
Net Income / (Loss)	(104,026)	(691,389)	(1,050,338)	(689,379)
Net Income / (Loss) per Basic and Diluted Share	($0.05)	($0.06)	($0.08)	($0.04)

	Q1-08	Q2-08	Q3-08	Q4-08

Revenue	$ -	$393,709	$49,801	$534,311
Income (Loss) Before Taxes from Continuing Operations	(384,625)	(344,441)	(586,006)	(663,208)
Net Income (Loss) from Continuing Operations	(384,625)	(401,404)	(590,701)	(746,568)
Loss per Basic and Diluted Share - Continuing Operations	($0.04)	($0.04)	($0.06)	($0.07)
Loss from Discontinued Operations	(68,927)	(89,827)	(157,024)	(1,443,767)
Net Income / (Loss)	(453,552)	(491,231)	(747,725)	(2,190,335)
Net Income / (Loss) per Basic and Diluted Share	($0.05)	($0.05)	($0.08)	($0.21)

In the fourth quarter ended December 31, 2010, revenues increased to $877,091 from $573,394 in 2009.  The increase in revenue was attributed to the addition of ELL Technologies, advertising and sponsorship sales from online English language learning, and incremental publishing royalties.  Overall revenue for the year increased by 35% from the prior year.  Net loss before taxes from continuing operations increased in fourth quarter of 2010, as compared to the same period in 2009 due to increased amortization of software and web development.

PEP continues to be the primary source of revenue for the Company and as such due to the current practice of revenue recognition from PEP, revenues in Q1 and Q3 were either nil or represent adjustments for prior period.  Net loss from continuing operations began to stabilize over the quarters in 2010 as additional the Company continued to monitor costs and transition from a product development focus to a focus on sales.

Liquidity and Capital Resources

As at December 31, 2010, the Company had cash and cash equivalents of $230,906 compared to $201,451 at the end of 2009.  Accounts and grants receivable of $931,101 were outstanding at the end of 2010 compared to $569,571 at the end of 2009 as the Company increased its sales considerably in the last quarter of 2010.  58% of the receivables are from PEP, their collection cycle is normally 180 days, and the Company is aware of the collection cycle and as such it does not anticipate an effect on its liquidity.  Total current assets amounted to $1,255,472 (2009 - $847,976) with current liabilities of $3,220,581 (2009 - $723,113) resulting in a working capital deficit of ($1,965,109) (2009 - working capital of $124,863).   On March 4, 2011, the Company closed a non-brokered private placement for $2,195,200 in proceeds.

Cash used for discontinued operation was $nil at the end of 2010 compared to cash used for discontinued operations of ($332,700) for the year ended 2009. This increase was a result of the payments made to facilitate the Proposal in 2009.  This Proposal was filed and approved by creditors of A+ on March 27, 2009 which significantly reduced the liability from the operation.

The Company receives government grants based on certain eligibility criteria for international marketing support and publishing industry development in Canada. These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant.  The Company receives these grants throughout the year from different agencies and government programs. Each grant is applied for separately based on the Company meeting certain eligibility requirements.  The Company has relied on obtaining these grants for its operations and has been successful at securing them in the past, but it cannot be assured of obtaining these grants in the future.

Government grants received during the year were $85,648 compared to $95,759 during 2009, this amount includes a one-time reduction of $90,000 based on anticipated adjustment for a prior period grant.  During 2008, the Company was audited by a government grant agency and was assessed with a repayment amount of $115,075.  The Company believes their claim is unjust and is vigorously disputing the assessment.  At the end of the year, a provision of $90,000 has been recorded in general and administrative expense.

The Company plans on raising additional equity through private placement financings, as the capital markets permit, in an effort to finance its growth plans for the China market in addition to financing expansion into international markets.  The Company has been successful in raising sufficient working capital in the past.

The Company has incurred significant losses over the years.  This raises significant doubt about the Company’s ability to continue as a going concern.  The ability of the Company to continue as a going concern is dependent upon raising additional financing through the issuance of equity, debt financing, sales contracts and distribution agreements.  The outcome of these matters is partially dependent on factors outside of the Company’s control.

Contractual Obligations

Future minimum lease payments under operating leases for premises and equipment are as follows:

2011	$234,013
2012	181,513
2013	187,235
2014	188,365
2015	188,365
2016	38,122

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet finance arrangements.

Transactions with Related Parties

During the year, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

During the year, the Company obtained a loan from one director/officer for $300,000 and two officers who advanced $55,000 in aggregate.

During the year, the Company paid $73,043 (2008 - $98,734) from a corporation with one director in common for rent, administration, office charges and telecommunications

During the year, the Company paid $180,000 (2009 - $180,000) for consulting fees to a corporation owned by a director and officer of the Company.

Subsequent Event

On February 23, 2011, Lingo Media announced that ELL Technologies and its Colombian distributor, Corporate Education Solutions (“CES”), had signed a contract with Escuela Superior de Administracion Publica (“ESAP”), a public administration college. ESAP provides high quality education through the use of research and technology through its 15 regional offices. Under the contract, ESAP has purchased the basic, intermediate and advanced levels of Q English courses and the Winnie and Freddie Q Kids products.

On March 4, 2011, the Company closed a non-brokered private placement financing of 2,500,000 units (each a "Unit") at $0.60 per Unit and an over-allotment of 1,158,668 Units for gross proceeds of $2,195,200 (the "Financing").

Each Unit is comprised of one common share (each a "Common Share") in the capital of the Company and one non-transferable common share purchase warrant (each a "Warrant"). Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.75 per share until September 4, 2012. The Warrants are callable, at the option of Lingo Media, after July 5, 2011 in the event its Common Shares trade at or over $1.20 per share for 10 consecutive trading days. The number of Common Shares issuable pursuant to the Financing, if all Warrants are exercised, is 7,317,336 Common Shares for gross proceeds of $4,939,201.

In connection with the Financing, the Company agreed to pay a 7% finder's fee payable in cash (the "Cash Finder's Fee") or Units (the "Finder's Units") to eligible persons (the "Finders"), along with finder's warrants ("Finder's Warrants") equal to 6% of the Units placed by the Finder in the Financing. Each Finder Unit entitles the holder to one Common Share and one Warrant. Each Finder's Warrant entitles the holder to acquire one Common Share of Lingo at $0.60 until September 4, 2012. On closing, the Company issued 23,333 Finder's Units, 151,620 Finder's Warrants and paid a $92,135 Cash Finder's Fee to the Finders.  The securities issued pursuant to the Financing will all be subject to a 4 month regulatory hold period commencing from the date of closing.

Additional Disclosure

Development Costs

Development costs consist of the following:

	2010	2009
Cost	$1,301,220	$1,301,220
Less: accumulated amortization	(1,292,413)	(1,277,202)
	$8,807	$24,018

Software and Web Development Costs

Software and web development costs consist of the following:

	2010	2009
Cost	$8,073,400	$6,153,543
Less: accumulated amortization	(3,839,400)	(1,395,736)
	$4,338,970	$4,757,807

Property and Equipment

Property and Equipment consist of the following:

2010	Cost	Amortization	Carrying Value
Computer and office equipment	$228,782	$166,440	$62,342

2009	Cost	Amortization	Carrying Value
Computer and office equipment	$225,710	$152,359	$73,351

Disclosure of Outstanding Share Data

As of April 29, 2011, the followings are outstanding:

Common Shares – 17,607,857
Warrants – 3,833,621
Stock Options – 2,656,069

Changes in Accounting Policies Including Initial Adoption

Effective January 1, 2009, the Company has adopted the following Sections issued or amended by the CICA:
Section 3064, Goodwill and Intangible Assets
EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities
Section 3862 to provide improvements to fair value and liquidity risk disclosures

Adoption of these new accounting standards has no material impact on the amounts reported in the Company’s financial statements as they relate primarily to disclosure.

Adoption of International Financial Reporting Standards

The Canadian Accounting Standards Board has confirmed January 1, 2011 as the changeover date for Canadian publicly accountable enterprises to start using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures.

As a result, the Corporation has developed a plan to convert its consolidated financial statements to IFRS.  Updates regarding the progress of the conversion plan are provided to the Corporation’s Audit Committee on a timely basis.  The plan addresses the impact of IFRS on accounting policies and implementation decisions, infrastructure, business activities and control activities. A summary status of the key elements of the changeover plan includes identification of differences in Canadian GAAP and IFRS accounting policies; selection of the Corporation’s ongoing IFRS policies; development of financial statement format and quantification of effects of change in initial IFRS disclosures and 2010 financial statements.

Approval

The Audit Committee of Lingo Media has approved the disclosure contained in this MD&A.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.